Issuer Free Writing Prospectus filed pursuant to Rule 433

supplementing the Prospectus dated March 31, 2016

Registration No. 333-210502

GM FINANCIAL

RIGHT NOTES®



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We appreciate your interest in exploring the advantages of a GM Financial Right Notes® investment. Click to get started or continue your journey below.

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WHAT ARE RIGHT NOTES?



GM Financial Right Notes
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Learn more about GM Financial's answer to traditional demand notes from two GM leaders.

GM Financial Right Notes are a convenient cash-type investment program that supports the global captive finance company for General Motors.

The program functions similar to a money market fund and will earn daily interest at a competitive rate higher than other demand note programs. If you have demand notes by any other name, they may not be the right notes for your investment portfolio.

If you're required to make withdrawals from a traditional 401(k), IRA or other retirement savings account, you might consider making an investment for your required minimum distributions (RMDs). The Right Notes program offers convenient online enrollment and 24/7 access to your investment with no additional fees or penalties.

Who is GM Financial | I Have Demand Notes

WHO IS GM FINANCIAL?

Remember when GMAC handled auto financing for GM? Well, today it's GM Financial, an industry-leading auto finance company with a legacy that spans more than 25 years.



GM acquires AmeriCredit Corp (Renamed GM Financial) 2010
GMAC 1919
GM Financial 2017
GM sells majority stake in GMAC 2006

We are not the same company with a different name, but rather a wholly owned subsidiary of General Motors Company, purchased in October 2010. As GM's global captive finance company, we finance one out of every three GM vehicles in the U.S. and have earnings assets of $79 billion with operations in more than 20 countries.

Right Notes are being offered as a way for GM Financial to expand and diversify its funding sources and provide a competitive investment alternative to investors. The valuation of your investment is not tied to the stock market. Interest rates are based on market conditions and are designed to offer a competitive rate.

FEATURES & BENEFITS

Like other demand note programs, Right Notes are a convenient investment option. What sets our program apart is a very competitive return compared to similar cash investments. A Right Notes investment can help diversify your portfolio and still provide you access to your funds whenever you need them.

- Higher rates than most savings accounts
- $500 minimum initial investment
- 24/7 access to your money with no additional fees
- Daily interest automatically reinvested monthly
- Convenient online enrollment & investment management
- Additional investments ($50 minimum) are accepted at anytime — including direct from payroll or pension

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CURRENT RATES

Right Notes offer a tiered rate of return. Compare our rates to what you're currently earning and see if they are right for you.

1.15%	1.20%	1.25%
TIER 1	TIER 2	TIER 3
Investments Less than $15,000	Investments $15,000-$50,000	Investments More than $50,000

Investing in Right Notes involves certain risks. Review the prospectus for further details on how interest rates are set.

DOWNLOAD PROSPECTUS

Please Note: Right Notes are currently unavailable to Florida residents. Check back soon for updates.

HOW TO INVEST

Whether you're interested in making an investment or simply accessing your account online, you're in the right place. Select from the options below to get started.

How to Invest | How to Access

Initial investments must be made via electronic transfer of funds from a linked U.S. bank account. Minimum $500 investment required. To enroll, you may be asked to provide the following:

- Name (First and last)
- Social Security Number (SSN) or Tax Identification Number (TIN)
- Address of primary residence
- Date of birth
- Valid driver's license, U.S. passport or other identifying documents
- U.S. bank account number and routing number (cash cannot be accepted)



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FAQS

Am I eligible to invest in the Right Notes?

In order to invest in the Right Notes, your registered address must be in the United States, and you must have a valid Social Security number or U.S. federal tax identification number. Investments can be made by individuals, corporations, partnerships, limited liability companies, firms, associations and trusts, or as custodial investments pursuant to the Uniform Gifts to Minors Act of the state in which you reside. You may invest individually or jointly with another eligible investor.

Where can I learn more about GM Financial?

Since its acquisition by GM in 2010, GM Financial has rapidly grown to become GM's global full captive finance company. You can learn more at gmfinancial.com. For information about earnings results, filings with the Securities and Exchange Commission and our current investor presentations, visit our Investor Center.

Is a Right Notes investment FDIC insured?

No, the Right Notes are not subject to the protection of any insurance, including FDIC insurance or regulation. An investment in the Right Notes is not equivalent to a savings, deposit or other bank account.

How do I contact the Right Notes Service Center?

You can call the Right Notes Service Center at 1-844-556-1485. Our representatives are available Monday through Friday between 8 a.m. and 7 p.m. (ET).

SEE MORE FAQS

INFORMATION & FORMS We filed a prospectus with the Securities and Exchange Commission (SEC) that provides details about the Right Notes program. This, along with the Right Notes Plan, may help you make a more informed decision. If you would like to learn more, please see additional information and downloadable documents below. Enrollment Prospectus    i. Download Right Notes Plan £. Download Privacy NoticeDownload Change Request Profile updates, additional investments and redemption optionsDownload Creating Right Notes for a trust and trustee updates£. Download Corporate Resolution Identify individuals who con transact on corporate, trust or partnership Notes£. Download CONTACT INFO GM Financial Right Notes Customer Service V. CallO Hours4 Moil 1-844-556-1485Monday through FridayGM Financial Right Notes 8 a.m. to 7 p.m. (ET)P.O. Box 534016 Pittsburgh, PA 15253-4016 (Cash cannot be accepted) Right Notes are unsecured debt obligations of General Motors Financial Company, Inc. and are not guaranteed by General Motors Company. Right Notes do not constitute a savings, deposit or other bank account and are not insured by or subject to the protection of the Federal Deposit Insurance Corporation. Right Notes are not a money market fund, which are typically diversified funds consisting of short-term debt securities of many issuers, and therefore do not meet the diversification and investment quality standards set forth for money market funds by the Investment Company Act of 1940. General Motors Financial Company. Inc. {‘GM Financial”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents GM Financial has filed with the SEC for more complete information about GM Financial and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov or by downloading them from the GM Financial Right Notes Web site at gmfinandal.com/rightnote5. Alternatively* GM Financial will arrange to send you the prospectus if you request it by calling toll-free 1-844-SS&-1485.

Who is GM Financial How to Invest—tab 2 What are Demand Notes—tab 2 I Have Demand Notes I HAVE DEMAND NOTES Having been part of the General Motors family, you may have made an investment in a demand notes program offered by GMAC the captive finance company of GM at the time. You may not realize that those investments no longer support the future growth of GM. Right Notes is the only demand notes program that does. If you would like to close your Ally Demand Notes and set up a Right Notes investment, please see the steps below: Contact the Demand Notes Service Center at 1-877-247-2559 and tell the customer service agent you wish to close your account You will need your Demand Notes account number Request that the closeout check be sent to your preferred address Deposit the funds into the U.S. bank account you will be linking to your Right Notes investment Use these funds to set up your initial Right Notes investment. Go to How To Invest for details. For assistance, contact Right Notes Customer Support at 1-844-556-1485. HOWTO INVEST Whether you’re interested in making an investment or simply accessing your account online, you’re in the right place. Select from the options below to get started. How to Invest    How to Access Conveniently manage your Right Notes investment online. Check current rates Initiate investment transactions Request redemption with no fees Review investment balance and transaction history Update profile information Set up Right Notes activity alerts